Exhibit 99.1

SMX Announces Effective Date of Reverse Stock Split

NEW YORK, August 18, 2023 — SMX (Security Matters) Public Limited Company (NASDAQ: SMX; SMXWW) (the “Company”), today announced that the reverse stock split of the Company’s ordinary shares, which was previously approved by the Company’s shareholders on August 8, 2023, will begin trading on an adjusted basis giving effect to the reverse stock split on August 21, 2023 under the existing ticker symbol “SMX”. The new CUSIP number of the Company’s ordinary shares will be G8267K141 and the new ISIN code will be IE0000TSCWD4.

In accordance with the proposal approved by the Company’s shareholders, every twenty-two ordinary shares of the Company were automatically combined into one ordinary share. This will reduce the number of outstanding ordinary shares of the Company from approximately 48.8 million to approximately 2.2 million.

Outstanding Company options, warrants and other applicable convertible securities, including the Company’s warrants listed on the Nasdaq Capital Market under the symbol SMXWW which will retain its existing CUSIP number, will be proportionately adjusted in accordance with their respective terms. No fractional shares will be issued in connection with the reverse stock split. Instead, the Company will aggregate the fractional entitlements of shareholders who otherwise would be entitled to receive fractional shares because they hold a number of ordinary shares not evenly divisible by twenty-two ordinary shares pursuant to the reverse stock split or they hold less than the number of ordinary shares which should be consolidated into one ordinary share pursuant to the reverse stock split and, to the extent possible, sell such aggregated fractional ordinary shares on the basis of prevailing market prices at such time.

Continental Stock Transfer & Trust Company is acting as exchange agent for the reverse stock split and will send instructions to any shareholders of record who hold stock certificates regarding the exchange of certificates. Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after August 22, 2023. Such beneficial holders may contact their bank, broker, or nominee for more information. Continental Stock Transfer may be reached for questions at (212) 509-4000.

The purpose for seeking shareholder approval to effect the reverse stock split was to increase the per share trading price of the Company’s common stock, which the Company expects will satisfy the minimum bid price requirement for continued listing on NASDAQ.

Additional information concerning the reverse stock split can be found in the Company’s notice of and proxy statement for the extraordinary general meeting of shareholders filed with the Securities and Exchange Commission on July 7, 2023.

—Ends—

For further information contact:

SMX INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example, the Company’s ability to regain compliance with applicable Nasdaq standards or comply with the continued listing standards of Nasdaq even if the Company regains compliance. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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